Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Numbers 33-57687, 333-63738, 333-116367, 333-138209, 333-155570, 333-166639, 333-199301, and 333-217739 on Form S-8 and related prospectuses of Atmos Energy Corporation of our report dated June 26, 2024, with respect to the statements of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023, which report appears in the December 31, 2023, annual report on Form 11-K of the Atmos Energy Corporation Retirement Savings Plan and Trust.

/s/ Whitley Penn LLP

Plano, Texas
June 26, 2024